ILOG S.A.
9, rue de Verdun
94253 Gentilly
France

February 19, 2008

Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          ILOG S.A.
Form 20-F for the Fiscal Year ended June 30, 2007 (the “Form 20-F”)
Filed October 9, 2007
File No. 000-29144

Dear Mr. Kronforst:

I am submitting herewith via EDGAR, and providing three courtesy copies, of the responses of ILOG S.A. (“ILOG”), a société anonyme, a form of corporation incorporated under the laws of France, to the comments of the Staff of the Division of Corporation Finance conveyed in a Staff comment letter, dated January 31, 2008.  For your convenience, the Staff’s comments are reproduced in their entirety below in italics, and the responses thereto are set forth in bold after each comment.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Business Combinations, page 37

1.
We note your reference to an independent third party appraisal that was used to value the assets and liabilities acquired in business combinations.  Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and, if your annual report is incorporated by reference into a 1933 Act registration statement, include the expert’s consent.  Refer to Rule 436(b) of Regulation C and amend your filings to include the consent, if necessary.

ILOG supplementally confirms to the Staff that it will revise future filings to clearly indicate that ILOG management is responsible for valuations of assets and liabilities in acquired business combinations and that ILOG management considers a number of factors, including valuations or appraisals, when estimating the fair market values of assets and liabilities in acquired business combinations.

Operating Results, page 40

2.
Please expand this discussion to include more detailed disclosure of the reasons for any material changes.  Such disclosure should include, but not be limited to, whether a change resulted from an increase or decrease in sales of products, services, or increased or decreased prices and the contribution of each factor to the whole.  Simply attributing increases across the board to “increased demand” is insufficient.  To the extent that any material increase or decrease was the result of the introduction or discontinuation of a product line or service this should be addressed.  Please see Item 5A of Form 20-F and Section III of Release 33-8350.

ILOG supplementally confirms to the Staff that it will revise future filings to expand its discussion of operating results to include more detailed disclosure of the reasons for any material changes, including, whether the changes resulted from an increase or decrease in sales of products or services or increased or decreased prices and the contribution of each factor to the whole, where available and relevant to an investor’s understanding of ILOG’s business.  ILOG further supplementally confirms to the Staff that references to increased demand in the Form 20-F refer to increased numbers of licenses purchased by ILOG’s customers for the related products referenced in the Form 20-F and do not refer to increased pricing of ILOG’s products and services as the pricing of ILOG’s products and services was not a material factor in the periods presented.  ILOG also supplementally confirms to the Staff that there was no material increase or decrease in the periods presented due to the introduction or discontinuation of a product line or service.  ILOG did reference in the Form 20-F, the $0.8 million impact to its North America license revenues associated with the inclusion of its newly acquired LogicTools business as optimization revenues since April 2007.

Trend Information, page 49

3.
We note that you have included an extensive risk factor on pages 11 and 12 regarding the intense competition, consolidation, and collaboration in your industry leading to fewer customer orders, price reductions, reduced transaction size, reduced profits, and loss of market share.  However, you do not discuss any of these issues as trends in this section. See Item 5D of Form 20-F.  Please advise or revise as applicable.

ILOG supplementally confirms to the Staff that the risk factor relates to future risks that ILOG believes could occur based on conditions in its industry and that if such risks were to occur, such developments could have a material adverse impact on its customer orders, price reductions, transaction size, profits and market share.  ILOG further supplementally confirms to the Staff that these risks have not had a material impact on ILOG’s financial results or amounted to a material trend during the periods presented.

Item 15. Controls and Procedures, page 91

4.	We note your disclosure that your management, including your Chief Executive Officer and Chief Financial Officer concluded that your “disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.”  Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e). Confirm you will modify your disclosure, as may be necessary, in future filings.

ILOG supplementally confirms to the Staff that its Chief Executive Officer and Chief Financial Officer concluded that ILOG’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.  ILOG confirms to the Staff that it will modify its disclosure, as may be necessary, in future filings.

Item 18. Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

5.
We note your disclosures that revenue from professional services is generally accounted for separately because the services are not essential to the functionality of the other elements in the arrangement.  However, we also note your disclosure on page 28 which indicates that the payment for work performed under fixed price professional services arrangements is contingent on the customer’s acceptance of the work product at certain milestones or at the end of the engagement.  Please explain to us how you have considered paragraph 70 of SOP 97-2 with respect to your fixed price arrangements.

ILOG supplementally confirms to the Staff that professional services, either fixed price or time and material contracts, are accounted for separately from software license revenues when such services are not essential to the functionality of the software licence. ILOG supplementally confirms to the Staff that it reviews its fixed price arrangements with respect to the criteria cited in paragraph 70 of SOP 97-2. Such analysis is as follows:

•	“The software is not off-the-shelf software.”

o	ILOG’s software is “off-the-shelf”.

•	“The services include significant alterations to the features and functionality of the off-the-shelf software.”

o	ILOG’s software is never altered, and functionalities and features provided by ILOG’s software are never altered.

•	“Building complex interfaces is necessary for the vendor’s software to be functional in the customer’s environment.”

o	As ILOG’s software is off-the-shelf, no such interfaces are required.

•	“The timing of payments for the software is coincident with performance of the services.”

o
Because the services are not essential to the functionality of the software, software license fees are normally due and paid within standard terms of payment and not conditional on the performance of the services.

•	“Milestones or customer-specific acceptance criteria affect the realizability of the software license fee.”

o
Because the services are not essential to the functionality of the software, there are normally no milestones or customer-specific acceptance criteria for the fixed price or non fixed price services that could affect the realizability of the software license fee.

However, in certain instances, ILOG may determine that the services to be provided have a level of technical complexity that could have a material impact on the quality of the deliverables and, therefore, could affect the realizability of the software license fee. Under these particular circumstances, both the software license fee and services revenues are deferred and recognized under the percentage of completion method of contract accounting over the term of the arrangement.

6.           Notwithstanding your conclusions to comment number 5, please tell us how your customer acceptance provisions impact your revenue recognition policies.  See TPA 5100.67 and SAB Topic 13A3(b).

ILOG supplementally confirms to the Staff that due to the fact that ILOG’s software is “off-the-shelf” and does not require modification, final acceptance of its software is normally obtained at delivery of the software.  No license fee revenues are ever recognized until final acceptance by the customer.

7.
We note your disclosure that you have established VSOE of your maintenance contracts based on renewal rates as determined by the prices paid by your customers when maintenance is sold separately.  You also disclose that you offer four levels of maintenance and that maintenance is typically priced at 18% of the license fee.  Please explain, in detail, how you have established VSOE for each of the four levels of maintenance.

ILOG supplementally confirms to the Staff that ILOG establishes VSOE for the four levels of maintenance offered by ILOG by reviewing the maintenance renewal fees (expressed as a percentage of net license fee paid) for maintenance contracts sold along with new license contracts and actual renewal fees during a specified period. VSOE analyses are conducted every six months, at the end of September and March.

New software license contracts are generally sold with a 12-month maintenance contract, and include an option to renew such contract upon expiration. Every six months ILOG validates that proposed rates for renewal are within a pre-defined band comprised of a midpoint and +/- 15%.  ILOG also confirms that proposed renewal rates for maintenance are actually charged to the customer when the maintenance contract is renewed.

As the “standard” level of maintenance support represents 99% of all maintenance contracts sold, ILOG supplementally provides the Staff the following results of the standard maintenance VSOE analysis conducted for the four quarters between April 1 2006 and March 31 2007:

•
For standard maintenance, the price list was 18% of the net license fee paid, in accordance with the ILOG pricing strategy and consistent with the prior year. In October 2004, ILOG revised its pricing for standard maintenance from 15% to 18% of the net license fee paid. As a result, the majority of its maintenance contracts are priced at 18% and a minority are priced at the previous rate of 15%. The number of contracts being priced at 15% is decreasing every year.

•	1,726 new maintenance contracts were signed during the period reviewed along with new license contracts.
•
88% were signed with a renewal rate within a VSOE band of 14%-19% of the net license fee. The defined VSOE band includes the current price list of 18% and the previous price list of 15%. More precisely, 1,299 contracts (or 78% of the population) were signed at 18%, and 179 contracts (or 11%) at 15%. For the previous fiscal year, 74% of the contracts were signed at 18% and 15% were signed at 15%, reflecting  a reduction in the current fiscal year of the number of contracts priced at the prior rate in accordance with ILOG’s new pricing strategy.

•	100% of the maintenance contracts for licenses sold in prior periods and renewed during the period were renewed at the rate proposed when the contract was initially signed.

ILOG therefore concluded that the VSOE for standard maintenance contracts was established.

In connection with ILOG’s responses hereto and the Form 20-F, ILOG acknowledges the following:

•	ILOG is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ILOG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (408) 991-7103, Kathleen Jason-Moreau, ILOG’s General Counsel, Vice President, at (408) 991-7117 or Scott R. Saks, of Paul, Hastings, Janofsky & Walker LLP, at (212) 318-6311.

 Sincerely,

/s/ Jerome Arnaud
Jerome Arnaud
Chief Financial Officer

cc:	Pierre Haren Chairman and Chief Executive Officer, ILOG S.A.
Kathleen Jason-Moreau, Esq. General Counsel, Vice President, ILOG S.A.
Gilles Cohen Ernst & Young Audit
Scott R. Saks, Esq. Paul, Hastings, Janofsky & Walker LLP